Exhibit 99.1

TSX: JE.
NYSE: JE.

● FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY APPLAUDS EFFORTS OF COMPETITION
BUREAU TO PROMOTE WATER HEATER COMPETITION
______________________________________________________

TORONTO, ONTARIO – December 21, 2012 – Just Energy Group Inc. (“Just Energy”) (whose subsidiary National Home Services is a retailer of energy efficient water heaters) today welcomed the Competition Bureau's applications to the Competition Tribunal seeking $25 million in administrative monetary penalties and other relief against Direct Energy Marketing Limited and Reliance Comfort Limited Partnership. Following an extensive investigation, the Bureau determined that Direct Energy and Reliance have engaged in anti-competitive practices that restrict consumer choice and intentionally suppress competition in the Ontario residential water heater market.

Ken Hartwick, CEO of Just Energy said: "I believe fundamentally in competition and feel that the practices of Direct Energy and Reliance have significantly limited the ability of National and other competitors to expand in the market for water heater rental in Ontario by establishing artificial barriers to customer switching. These actions reflect poorly on the entire industry and, understandably, cause concerns for consumers. We believe that consumers deserve better and thank the Competition Bureau for its continuing efforts to promote competition in this industry.”

National Home Services

National Home Services is the Home Services subsidiary of Just Energy Group Inc., a publicly traded company (NYSE: JE and TSX: JE). Established in 2008 and specializing in the supply of energy efficient rental water heaters and HVAC equipment to both the existing and new home markets, National Home Services has grown rapidly and continues to build upon a base of over 225,000 customers.

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Ken Hartwick, C.A.
President and Chief Executive Officer
Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206